Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

5th April 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received a notice on 4th April 2025, from the Office of the Assistant Commissioner of Income Tax, circle 8(1), Hyderabad under sub section 1 of Section 148A of the Indian Income Tax Act, 1961 (‘Act), requiring to show cause as to why the returns for the Assessment Year 2020-21 (Financial Year 2019-2020) should not be reassessed under Section 148 of the Act. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Brief details of litigation viz. name(s) of the opposing party, ~~court/ tribunal/agency where litigation is filed~~, brief details of dispute/litigation.	Expected financial implications, if any, due to compensation, penalty etc	Quantum of claims, if any

Name of Authority: Office of the Assistant Commissioner of Income Tax, circle 8(1), Hyderabad

Brief details:  The Company has received a show cause notice on April 4, 2025 u/s sub-section (1) of section 148A of the Income-tax Act, 1961 Act to respond as to why notice u/s 148 should not be issued for assessment of income alleged to be escaped from tax  consequent to the merger of Dr. Reddy’s Holding Limited(DRHL) into Dr. Reddy’s Laboratories Limited (DRL) under the scheme of amalgamation approved by the National Company Law Tribunal (NCLT), Hyderabad on 5th April 2022

The said scheme of amalgamation was carried with adherence to all the legal requirements including tax laws. Further this was approved by the Honorable National Company Law Tribunal (NCLT), Hyderabad on 5th April 2022 with effect from the Appointed date i.e. 01st April 2019.

	Based on our assessment, there is no material impact on the financials, operations, or other activities of the Company at this stage.	The notice quantifies the proposed demand of Rs. 2395,81,79,470/-.

The Company strongly believes that there is no escapement of tax pursuant to the said merger scheme. Nonetheless the Company is reviewing the information and clarifications required in the Show cause notice and will respond, as required, appropriately.

The said scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR